Exhibit 99.7

CONSENT OF APPOINTED ACTUARY

I consent to the incorporation by reference in Registration Statement Nos. 333-269768, 333-105130, 333-229698 and 333-90292 on Form S-8 and use and incorporation by reference in this Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2024 of the Appointed Actuary’s Report to the Shareholders and Directors dated February 12, 2025 (the “Report”).

In the Report, I have valued the policy liabilities of the Company and its subsidiaries for its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2024 and December 31, 2023.

_/s/ Kevin Morrissey_______________

Kevin Morrissey
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 12, 2025